Item 27 Exhibit (h) ii e.

RULE 22C-2 AMENDMENT TO PARTICIPATION AGREEMENT

AMENDMENT entered into as of April 2, 2007, by and between Allianz Global Investors Distributors LLC (“AGID”), the principal underwriter for PIMCO Variable Insurance Trust (a “Trust”) and Massachusetts Mutual Life Insurance Company, and its subsidiary, C.M. Life Insurance Company (collectively, “the Intermediary”).

WHEREAS, Intermediary, pursuant to a Participation Agreement (as defined below), purchases Shares of the Trusts to fund certain variable annuity contracts issued by the Intermediaries (“Contracts”); and

WHEREAS, AGID and the Intermediary (each a “Party” and, together, the “Parties”) seek to enter into this Amendment in order for the Trusts, AGID and the Intermediary to comply with the requirements of Rule 22c-2 (“Rule 22c-2”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and to make other changes to the Participation Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, AGID and the Intermediaries hereby agree as follows:

A. Contractholder Information

A.1. Agreement to Provide Information. Intermediary agrees to provide Fund Agent, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”) and the Contract owner number or participant account number, if known, of any or all Contractholder(s) of the account, the name or other identifier of any investment professional(s) associated with the Contractholder(s) or account (if known), and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund Agent, the Intermediary shall only be required to provide information relating to Contractholder-Initiated Transfer Purchases or Contractholder-Initiated Transfer Redemptions.

A.1.1. Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. Fund Agent may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established or utilized by a Trust or Fund Agent for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by a Fund.

If requested by Fund Agent, the Intermediary will provide the information specified in Section A.1 above for each trading day.

Timing of Requests. Fund Agent requests for Shareholder information shall be made no more frequently than quarterly except where the Fund Agent has a reasonable belief that transactions submitted to the Fund by the Intermediary indicate potential market timing or excessive trading or violation of other Fund Anti-dilution Policies.

A.1.2. Form and Timing of Response. Intermediary agrees to provide, within a commercially reasonable time not to exceed 10 business days upon request of Fund Agent, the requested information specified in Section A.1. The Intermediary agrees to use its best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in Section A.1 is itself a “financial intermediary,” as that term is defined in Rule 22c-2 (an “Indirect Intermediary”) and, upon request of Fund Agent, promptly either (i) provide (or arrange to have provided) the information set forth in Section A.1 for those Contractholders who hold an account with an Indirect Intermediary or (ii) restrict or prohibit the Indirect Intermediary from purchasing Shares in nominee name on behalf of other persons. Intermediary additionally agrees to inform Fund Agent whether it plans to perform (i) or (ii) above. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Parties.

A.1.3. Limitations on Use of Information. Fund Agent agrees

(a) to keep confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws;

(c) not to disclose the information, without the prior written consent of Intermediary, to any third party except the Fund’s investment advisor and the Fund’s Board of Directors when necessary for these parties to evaluate the information in light of the Fund’s Anti-Dilution Policies or as required by law, court order or regulation, or as requested by any governmental agency or body or regulatory body having jurisdiction over this agreement; and

(d) to notify Intermediary in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediary pursuant to this agreement.

B. Execution of Trading Restriction Instructions

B.1. Agreement to Restrict Trading. In the event the Fund Agent determines that Shareholder Initiated Purchase Transactions or Shareholder Initiated Redemption Transactions of a Shareholder or Shareholders violate the policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund, the Intermediaries agree to execute written instructions from the Fund to prohibit the Shareholder from submitting any transaction requests that would result in the purchase or sale of Fund shares by telephone, Internet, facsimile or other electronic means. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by us at the following address, or such other address that Intermediary may communicate to you in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MassMutual Financial Group

Attn: Natty Gomes

100 Bright Meadow Boulevard

Enfield, CT 06154

ngomes@massmutual.com

(860) 562-2810

B.1.1. Form of Instructions. Instructions must include the TIN, ITIN or GII and the specific individual Contract owner number or participant account number associated with the Contractholder, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Contractholder is not known, the instructions must include an equivalent identifying number of the Contractholder(s) or account(s) or other agreed upon information to which the instruction relates.

B.1.2 Timing of Response. The Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than ten (10) business days after receipt of the instructions by the Intermediary.

B.1.3. Confirmation by Intermediaries. The Intermediary must provide written confirmation to Fund Agent that Fund Agent’s instructions to restrict or prohibit trading have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

C. Definitions

For purposes of this Amendment, certain terms are used as defined in the preamble or body of this Amendment. The following terms shall have the following meanings, unless a different meaning is clearly required by the context:

C.1. The term “Contractholder” means the holder of interests in a Contract or a participant in an employee benefit plan with a beneficial interest in a Contract.

C.2. The term “Contractholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Contractholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as a transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit or living benefit; (iii) as a result of a step-up in Contract value pursuant to a Contract death benefit or living benefit; (iv) as a result of an allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required “free look” period.

The term “Contractholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Contractholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

C.3. The term “Funds” shall mean the constituent series of the Trusts, but for purposes of Section A of this Amendment shall not include Funds excepted from the requirements of paragraph (a) of Rule 22c-2 by paragraph (b) of Rule 22c-2.

C.4. The term “Fund Agent” shall mean AGID or such other persons or entities as may be designated as such by the Trusts for purposes of this Amendment from time to time.

C.5. The term “Participation Agreement” shall mean the Participation Agreement and/or other similar agreement(s) relating to transactions in Shares to which Intermediary or any of Intermediary’s predecessors, successors or affiliates is a party.

C.6. The term “promptly” shall mean as soon as practicable but in no event later than five (5) business days from Intermediary’s receipt of the request for information from Fund Agent

C.7. The term “Shares” means the interests of Contractholders corresponding to the redeemable securities of record issued by a Fund.

C.8. The term “written” includes electronic writings and facsimile transmissions. In addition, for purposes of this Amendment, the term “purchase” does not include the automatic reinvestment of dividends or distributions.

D. Additional Amendments to Participation Agreement

The Participation Agreement is hereby further amended to incorporate the provisions set forth in Exhibit A hereto.

E. Scope of Amendment

Intermediary acknowledges and agrees that this Amendment shall apply to the handling of all transactions in Shares, whether authorized under the Participation Agreement or any other agreement between or among Intermediary and a Trust, any transfer agent of a Trust, AGID, any other Fund Agent or any of their affiliates, and further acknowledges and agrees that the Participation Agreement and any other such agreement is hereby modified to the extent necessary to reflect the agreements herein.

F. Effective Date

This Amendment shall be effective October 16, 2007. Prior to the effective date of this Amendment, AGID and the Intermediary agrees that any request made to the Intermediary by AGID for Contractholder transaction information, and Intermediary’s response to such request, shall be governed by whatever practices AGID and the Intermediaries had utilized in the absence of a formal agreement, if any, to govern such requests.

G. Additional Obligations

It shall be the Intermediary’s obligation to make any required notification(s) to its Contractholders of the provisions of this Amendment and the Intermediary agrees to do so. The Intermediary also agrees to provide a prospectus to its Contractholders consistent with applicable legal requirements.

H. Amendments to Comply with Rule 22c-2

Without limiting any other provisions of this Amendment, including those provisions set forth in Exhibit A hereto, the Parties agree that AGID may, upon 30 days’ written notice to the Intermediaries, further amend or modify the Participation Agreement with the affirmative consent of the Intermediary in order to comply with Rule 22c-2, as such rule may be revised or interpreted by the Securities and Exchange Commission or its staff.

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IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed as of the date first above written.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

/s/ Jim Patrick
By:
Title:	VP

Legal name of Intermediary:

Massachusetts Mutual Life Insurance Company

/s/ Andrew Dickey
By:	Andrew Dickey
Title:	Senior Vice President, MassMutual
Group Managing Director, Retirement Income

Legal name of Intermediary:

C.M. Life Insurance Company

/s/ Andrew Dickey
By:	Andrew Dickey
Title:	Senior Vice President, MassMutual
Group Managing Director, Retirement Income

EXHIBIT A

Additional Amendments to Participation Agreement

Capitalized terms used in the provisions set forth below are used as defined in the Participation Agreement.

Compliance Matters. As required by the Participation Agreement, Intermediaries shall comply with provisions of the Prospectuses and Statement of Additional Information of each Trust, and with applicable federal and state securities laws. Among other things, Intermediaries shall be responsible for reasonably assuring that: (a) only orders to purchase, redeem or exchange Shares received by the Intermediaries or any Indirect Intermediary prior to the Valuation Time shall be submitted directly or indirectly by the Intermediaries to the Fund or its transfer agent or other applicable agent for receipt of a price based on the net asset value per Share calculated for that day in accordance with Rule 22c-1 under the 1940 Act1; and (b) the Intermediaries shall cause to be imposed and/or waived applicable redemption fees, if any, only in accordance with the relevant Fund’s then current Prospectuses or Statement of Additional Information and/or as instructed by Fund Agent. The Intermediaries further agree to make reasonable efforts to assist the Funds and their service providers (including but not limited to Fund Agent) to detect, prevent and report market timing or excessive short-term trading of Shares. For purposes of this provision, the term “Valuation Time” refers to the time as of which the Shares are valued on each business day, currently the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange is open for business.

1	Orders to purchase, redeem or exchange Fund shares received by Intermediary subsequent to the Valuation Time on any given day shall receive a price based on the next determined net asset value per Share in accordance with Rule 22c-1 under the 1940 Ac